October 17, 2019

Yi Duan
Chief Executive Officer
Fangdd Network Group Ltd.
18/F, Unit B2, Kexing Science Park
15 Keyuan Road, Technology Park
Nanshan District, Shenzhen, 518057
People's Republic of China

       Re: Fangdd Network Group Ltd.
           Registration Statement on Form F-1
           Filed October 8, 2019
           File No. 333-234130

Dear Mr. Duan:

       We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form F-1 filed October 8, 2019

Exhibit 99.2, page II-3

1. Please delete the language stating that the opinion is not to be used "or relied upon by anyone else."
 Yi Duan
Fangdd Network Group Ltd.
October 17, 2019
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jonathan Burr at 202-551-5833 or Sonia Barros at 202-551-3655 with any other questions.



                                                           Sincerely,
FirstName LastNameYi Duan
                                                           Division of
Corporation Finance
Comapany NameFangdd Network Group Ltd.
                                                           Office of Real
Estate & Construction
October 17, 2019 Page 2
cc:       Will H. Cai
FirstName LastName